UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 13, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

13 February 2025

Barclays PLC ("Barclays")

2024 Annual Report and Accounts

Barclays announces that the Barclays PLC 2024 Annual Report will be submitted to the National Storage Mechanism today and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Barclays also announces that the Barclays PLC 2024 Pillar 3 Report has been published today.

These documents may be accessed via the Barclays website at:

https://home.barclays/investor-relations/reports-and-events/annual-reports/

As part of the mailing of Barclays' 2025 Notice of Annual General Meeting, the Barclays PLC 2024 Annual Report will be posted to those shareholders who have previously requested paper copies.

Additional information

Information required to be communicated in unedited full text is included in the Barclays PLC 2024 Annual Report which will shortly be available for inspection on the National Storage Mechanism.

This announcement is made in accordance with DTR 6.3.5R(1A).

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina	Jonathan Tracey
+44 (0) 20 7116 2526	+44 (0) 20 7116 4755

About Barclays

Barclays is a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities. For further information about Barclays, please visit our website https://home.barclays/